GulfSlope Energy, Inc. 1331 Lamar Street, Suite 1665 Houston, Texas
October 31, 2019

VIA EDGAR

Irene Barberena-Meissner
Timothy S. Levenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Natural Resources

100 F Street, N.E.
Washington, D.C. 20549

Re:	GulfSlope Energy, Inc. Registration Statement on Form S-1 (File No. 333-233021) Filed August 5, 2019, as amended

Requested Date: November 4, 2019

Requested Time: 5:00 PM Eastern Time

Dear Ms. Barberena-Meissner and Mr. Levenberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GulfSlope Energy, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-referenced Registration Statement on Form S-1 effective  at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes William T. Heller IV and Joseph M. Magro, both of whom are attorneys with the Registrant’s outside legal counsel, Mayer Brown LLP, to orally modify or withdraw this request for acceleration.

U.S. Securities and Exchange Commission

October 31, 2019

Sincerely,

GulfSlope Energy, Inc.

By:	/s/ John N. Seitz
John N. Seitz
Chief Executive Officer

cc:	John H. Malanga
GulfSlope Energy, Inc.

William T. Heller IV, Esq.
Joseph M. Magro, Esq.
Mayer Brown LLP